As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to_______

Commission File No. 1-13531

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRAMMELL CROW COMPANY

2001 Ross Avenue, Suite 3400

Dallas, Texas  75201

Trammell Crow Company

Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2002 and 2001

Trammell Crow Company

Retirement Savings Plan

*     Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of

   the Trammell Crow Company Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Trammell Crow Company Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, effective December 31, 2002, the Trammell Crow Company 401(k) Transfer Plan merged with the Plan.

/s/ PRICEWATERHOUSECOOPERS LLP
Hartford, Connecticut

June 20, 2003

Trammell Crow Company

Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets

Investments, at fair value (Note 3):	$125,120,044	$128,500,961

Receivables:
Employer contributions	1,756	—
Participant contributions	4,755	—
	6,511	—
Net assets available for benefits	$125,126,555	$128,500,961

The accompanying notes are an integral part of these financial statements.

Trammell Crow Company

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss):
Interest	$1,730,187
Dividends	607
Net depreciation in fair value of investments	(19,077,705)
(17,346,911)
Contributions:
Employer	6,587,247
Participant	18,031,055
Rollover	2,284,892
26,903,194
Transfer from Trammell Crow Company 401(k) Transfer Plan	3,776,698
Total additions	13,332,981

Deductions from net assets attributed to:
Benefit payments	16,215,559
Transaction charges	77,995
Participant loans terminated due to withdrawal of participants	413,833
Total deductions	16,707,387

Net decrease in net assets available for benefits	(3,374,406)
Net assets available for benefits:
Beginning of year	128,500,961
End of year	$125,126,555

The accompanying notes are an integral part of these financial statements.

Trammell Crow Company

Retirement Savings Plan

Notes to Financial Statements

1.                                      Description of Plan

The following description of the Trammell Crow Company Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective July 1, 1991 and most recently amended December 28, 2002, retroactively effective January 1, 2002.  All non-temporary employees, as defined, of Trammell Crow Company (the “Company”) become eligible to participate immediately.  Temporary employees become eligible to participate upon completing 1,000 hours of service.  The Plan is subject to the provisions of ERISA.

Effective December 31, 2002, the Trammell Crow Company 401(k) Transfer Plan was merged into the Plan.

Contributions

Effective January 1, 2002, participants may contribute an amount equal to not less than one percent nor more than 100 percent of their Plan compensation, as defined, for the contribution period.  Prior to January 1, 2002, participants could contribute an amount equal to not less than one percent nor more than 15 percent of their Plan compensation for the contribution period.  Participants may also make rollover contributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a guaranteed account, various pooled separate accounts, a Company common stock account and a self-directed account as investment options for participants.  The self-directed account is comprised of assets invested at the direction of individual Plan participants.  Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

The Company makes matching contributions in an amount equal to $0.50 for each $1.00 contributed by a participant, up to a maximum of six percent of the participant’s Plan compensation.  The Company may also make additional matching and discretionary non-elective contributions.  The Company contributions are invested directly in the guaranteed account, the pooled separate accounts, the Company common stock account or the self-directed account, as directed by the participant.  Company matching contributions are recorded in the same period in which the Company makes payroll deductions from the participants’ earnings.  Additional matching and discretionary non-elective contributions are recorded when paid by the Company.  The Company made no additional matching or non-elective discretionary contributions in 2002.

Effective July 1, 2002, the CIGNA Mid Cap Growth/Artisan Partners Fund was added as an investment option.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances.  Self-directed accounts are credited with the earnings of the specific investments chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of service.  A participant becomes 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service.  The Plan administrator may grant credit for years of service with a previous employer or employers, provided that the employee was hired as a result of a purchase, merger or consolidation in which a group of employees was acquired.  If an active participant dies or becomes disabled, as defined by the Plan agreement, prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested.

Benefit Payments

On termination of service, a participant with a vested account balance greater than $5,000 may elect to receive either a lump-sum amount equal to the value of the vested portion of their account or defer payment to a later date.  Participants with vested account balances less than $5,000 will receive a lump-sum distribution.  On termination of service, a participant whose account was transferred from the Trammell Crow Company 401(k) Transfer Plan may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, or periodic installment payments.  Distributions are subject to the applicable provisions of the Plan agreement.  Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Participant Loans

Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less.  Loans are calculated on a fully amortized basis.  A loan is collateralized by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.25% to 10.50% and 5.75% to 10.50% for the years ended December 31, 2002 and 2001, respectively).

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees, however the Company may pay the Plan expenses directly.  Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Cash Equivalents

Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2002 and 2001 are invested in the CIGNA Guaranteed Short-Term Account, which is stated at fair value.

2.                                      Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein.  Actual results could differ from those estimates.

Investment Valuation

Investments in the guaranteed account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value.  Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company (“CG Life”).  Participant loans are stated at cost plus accrued interest, which approximates fair value.  Common and preferred stocks are valued at fair value as determined by quoted market prices.  Mutual funds are valued at net asset value.

3.                                      Investments

The following presents investments of the Plan as of December 31, 2002 and 2001.  Investments that represent five percent or more of the Plan’s net assets are separately identified with (*).

	December 31,
	2002		2001

CIGNA Guaranteed Long-Term Account	$40,615,694	*	$32,464,782	*
CIGNA Balanced I/Wellington Management Fund	8,706,942	*	9,205,144	*
CIGNA Fidelity Advisor Growth Opportunities Fund	16,430,469	*	20,771,802	*
CIGNA PBHG Growth Fund	7,468,139	*	9,682,135	*
CIGNA S&P 500® Index Fund	16,844,448	*	22,724,846	*
CIGNA Small Cap Value/Berger® Fund	12,186,353	*	12,376,193	*
CIGNA Templeton Growth Fund	12,850,834	*	14,011,223	*
Trammell Crow Company Common Stock	1,383,055		1,642,343
Other Pooled Separate Accounts	6,080,987		3,546,696
Cash and Cash Equivalents	107,712		116,833
Other Common Stock	151,107		44,732
Preferred Stock	32,750		—
Mutual Funds	65,279		14,113
Participant Loans	2,196,275		1,900,119
Total Investments	$125,120,044		$128,500,961

During the year ended December 31, 2002, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in fair value as follows:

Year Ended December 31, 2002

Pooled Separate Accounts	$(18,693,967)
Company Common Stock	(401,464)
Other Common Stocks	11,458
Preferred Stock	5,800
Mutual Funds	468

Net depreciation in fair value of investments	$(19,077,705)

4.                                      Investment Contract with Insurance Company

The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Long-Term Account (“Long-Term Account”).  CG Life commingles the assets of the Long-Term Account with other assets.  In certain instances when total distributions or transfers in the Long-Term Account within a calendar year exceed pre-determined thresholds (e.g. 10% of the balance of the Fund on the first day of the year), transactions in the Long-Term Account may face certain restrictions, in accordance with the contract terms.  This could potentially result in the Long-Term Account not being fully benefit responsive in certain instances.  For the Plan’s investment in the Long-Term Account, the Plan is credited with interest at the interest rates specified in the contract which ranged from 4.90% to 4.40% and 5.80% to 5.50% for the years ended December 31, 2002 and 2001, respectively, net of asset charges.  CG Life prospectively guaranteed the interest rates credited for the Long-Term Account for six months.  As discussed in Note 2, the Long-Term Account is included in the financial statements at contract value which, principally because of the periodic interest rate reset process, approximates fair value.

5.                                      Related-Party Transactions

Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA.  CG Life is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions under ERISA.  Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.  In addition, the Plan holds shares of Trammell Crow Company Common Stock, the Plan Sponsor, which also qualifies as a party-in-interest transaction.  Participant loans also qualify as party-in-interest transactions.

The Plan invests in a unitized stock fund, Trammell Crow Company Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of Trammell Crow Company, the Plan sponsor.  The unit values of the Fund are recorded and maintained by CIGNA Financial Services, Inc.  During the year ended December 31, 2002, the Plan purchased units of the Fund in the approximate amount of $711,000, sold units of the Fund in the approximate amount of $569,000, and had net depreciation on the Fund in the approximate amount of $401,000.  The total value of the Plan’s interest in the Fund was approximately $1,383,055 and $1,642,343 at December 31, 2002 and 2001, respectively.

6.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.                                      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                                      Reconciliation of Plan Financial Statements to the Form 5500

The Annual Return/Report of Employee Benefit Plan (the “Form 5500”) is prepared on the modified cash basis.  Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements.  Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the change in the amount of contributions accrued at December 31, 2002.  The ending net asset balances are reconciled as follows:

		December 31, 2002

	Net assets, reflected on Form 5500	$125,120,044
Add:	Employer contributions receivable	1,756
	Participant contributions receivable	4,755
	Net assets, reflected in the financial statements	$125,126,555

9.                                      Forfeitures

Forfeitures result from non-vested Company contributions remaining in the Plan for terminated employees.  The forfeiture reserve of $33,299 and $123,824 at December 31, 2002 and 2001, respectively, is available to offset Company cash contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement.  In 2002, Company cash contributions were offset by $515,496 from forfeited non-vested accounts.

10.                               Life Insurance Policies

Participants (or deferred vested account balances) who had previously purchased a life insurance policy through the Profit Sharing Plan and Trust for Employees of Trammell Crow Asset Company, an affiliated plan, may elect to transfer the policy to the Plan.  These policies are owned by the Plan Trustees for the benefit of the participant insured.  These policies are in a “paid up” status, and may be distributed or canceled at the participant’s direction.  Premiums, if any, increase the value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant.  These contracts are fully allocated to the insured participant’s account.    Therefore these contracts are excluded from plan assets in the accompanying financial statements.  In 2002 and 2001, these policies had a face value of $13,250,000 and $12,950,000, respectively.

Trammell Crow Company	Supplemental Schedule I

Retirement Savings Plan

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Connecticut General Life Insurance Company	CIGNA Guaranteed Long-Term Account	$40,615,694

*	Connecticut General Life Insurance Company	CIGNA Balanced I/Wellington Management Fund	8,706,942

*	Connecticut General Life Insurance Company	CIGNA Fidelity Advisor Growth Opportunities Fund	16,430,469

*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth/Morgan Stanley Fund	3,187,497

*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/Wellington Management Fund	716,379

*	Connecticut General Life Insurance Company	CIGNA Mid Cap Growth/Artisan Partners Fund	256,075

*	Connecticut General Life Insurance Company	CIGNA Mid Cap Value/Wellington Management Fund	1,916,128

*	Connecticut General Life Insurance Company	CIGNA PBHG Growth Fund	7,468,139

*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	16,844,448

* Indicates a party-in-interest to the Plan.

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger® Fund	$12,186,353

*	Connecticut General Life Insurance Company	CIGNA Templeton Growth Fund	12,850,834

*	Trammell Crow Company	Trammell Crow Company Common Stock	1,383,055

*	Plan Participants	Participant Loans (5.25% to 10.50%) Various terms	2,196,275

*	Connecticut General Life Insurance Company	Cash Equivalents (CIGNA Guaranteed Short-Term Account)	4,908

			124,763,196

	Various	Cash and Cash Equivalents	107,712

	Various	Common Stock	151,107

	Various	Preferred Stock	32,750

	Various	Mutual Funds	65,279

	Total Assets Held by CIGNA Representing the Self-Directed Account		356,848

	Total Assets		$125,120,044

* Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRAMMELL CROW COMPANY
Date:	June 27, 2003	RETIREMENT SAVINGS PLAN

		By:	TRAMMELL CROW COMPANY,
PLAN SPONSOR

		By:	/s/ DEREK R. MCCLAIN
Derek R. McClain
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

*23.1	Consent of PricewaterhouseCoopers LLP
*99.1	Certification pursuant to 18 U.S.C. § 1350 by the functional equivalent of the chief executive officer of the Trammell Crow Company Retirement Savings Plan
*99.2	Certification pursuant to 18 U.S.C. § 1350 by the functional equivalent of the chief financial officer of the Trammell Crow Company Retirement Savings Plan

*Filed herewith.